UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 31)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

Mark T. Pulte

William J. Pulte Trust

41 South East 5th Street

Boca Raton, Florida 33432

(561) 272-6852

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,097,212
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,097,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,097,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

Karen J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,097,212
PERSON WITH	9	SOLE DISPOSITIVE POWER

100,000
	10	SHARED DISPOSITIVE POWER

13,097,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,197,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

Mark T. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,470,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,097,212
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,470,500
	10	SHARED DISPOSITIVE POWER

13,097,212
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,567,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 745867101

The following constitutes Amendment No. 31 to the Schedule 13D filed by the undersigned (“Amendment No. 31”). This Amendment No. 31 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 274,218,679 Common Shares outstanding as of July 18, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 23, 2019.

As of the close of business on the date hereof, 13,097,212 Common Shares were held in the Pulte Trust, Karen J. Pulte directly owned 100,000 Common Shares and Mark T. Pulte directly owned 1,470,500 Common Shares, constituting approximately 4.8%, less than 1% and less than 1%, respectively, of the Common Shares outstanding.

Karen J. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 13,097,212 Common Shares beneficially owned by the Pulte Trust, which, together with the 100,000 Common Shares she directly owns, constitutes approximately 4.8% of the Common Shares outstanding.

Mark T. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 13,097,212 Common Shares beneficially owned by the Pulte Trust, which, together with the 1,470,500 Common Shares he directly owns, constitutes approximately 5.3% of the Common Shares outstanding.

(b)       Each of the Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to vote or direct the vote of the Common Shares held in the Pulte Trust. The Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to dispose or direct the disposition of the Common Shares held in the Pulte Trust.

Karen J. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares she directly owns.

Mark T. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares he directly owns.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pulte Trust no longer has any Common Shares pledged as collateral in connection with any loans. Pulte Trust is not party to any put or call arrangements in connection with Common Shares.

5

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2019

WILLIAM J. PULTE TRUST DTD 01/26/90, AS AMENDED

By:	/s/ Karen J. Pulte
	Name:	Karen J. Pulte
	Title:	Co-Trustee

By:	/s/ Mark T. Pulte
	Name:	Mark T. Pulte
	Title:	Co-Trustee

/s/ Karen J. Pulte
KAREN J. PULTE

/s/ Mark T. Pulte
MARK T. PULTE

6

CUSIP NO. 745867101

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

William J. Pulte Trust

Sale of Common Stock	(13,817)	34.0177	07/22/2019
Sale of Common Stock	(365,076)	33.6274	07/22/2019
Sale of Common Stock	(500,000)	32.8228	08/21/2019
Sale of Common Stock	(455,671)	33.0324	08/22/2019
Sale of Common Stock	(500,000)	33.0961	08/22/2019
Sale of Common Stock	(250,000)	33.3796	08/23/2019
Sale of Common Stock	(273,895)	33.5408	08/23/2019